SEC
Mail Processing
Section

AUG 3 1 2009

Washington, DC
121

FOSTER'S
GROUP

09046876

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Preliminary Final Report"

Released: 25 August 2009

SUPPL

Pages: 40
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

2009 Financial Results

For the year ended 30 June 2009
Incorporating the requirements of Appendix 4E

FOSTER'S GROUP

ABN 49 007 620 886

FOSTER'S GROUP

APPENDIX 4E

Preliminary Final Report
For the twelve months ended 30 June 2009

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the year ended 30 June 2009.

				$m
Total operating revenue	up	2.8%	to	4,684.5
Net profit for the period attributable to members	up	292.3%	to	438.3

Dividends	Amount per security	Franked amount per Security at 30% tax
Final dividend	15.25¢	15.25¢
Interim dividend	12.00¢	12.00¢
Total dividend	27.25¢	27.25¢
Record date for determining entitlements to the dividend	7 September 2009	

Annual Meeting
The annual meeting will be held as follows:

Place	Plaza Ballroom Brisbane Convention & Exhibition Centre Corner of Merivale & Glenelg Streets, South Bank, Queensland, Australia
Time and Date	10.30am, Wednesday 21 October 2009
Approximate date the annual report will be available	Monday 14 September 2009

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001. This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies. This report gives a true and fair view of the matters disclosed. The report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Further information:

Chris Knorr
Tel: +61 3 8626 2685
Mob: 61 417 033 623

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2009

Contents

FOSTER'S GROUP

25 August 2009

Sales, profit and cash up in challenging markets

- Net sales revenue up 2.7% to $4.5 billion
- Net profit[1] up 4.0% to $741.5 million and earnings per share[1] up 4.6% to 38.5 cents
- Operating cash flow pre interest and tax up 12.6% to $1.37 billion
- Final dividend of 15.25 cents per share – total annual dividend of 27.25 cents

Transformation Momentum

"In the six months since announcing a major transformation program, Foster's has put in place a new strategy; a new company structure; and is embedding a new culture across the business.

"Organisational renewal is accelerating with new operational leadership in the Americas, Australasian wine and Carlton & United Breweries.

"This year's result includes $21 million of efficiency benefits and Foster's remains on-track to deliver $100 million of benefits in 2011.

Business Highlights

"In a challenging global economy, today's result stands as a reminder of the continuing strength of Foster's.

"The Australian beer, cider and spirits business, now known as Carlton & United Breweries, returned an excellent result.

"Australian beer volumes were up in a good domestic market and we continue to leverage our leading innovation program for strong earnings growth.

"Wine Review related initiatives are on track and there is an extraordinary amount of activity underway. However the wine category is bearing the full brunt of a lack of consumer confidence brought on by global economic conditions.

"Wine returns are not where we want them to be, but it remains a profitable business, producing exceptional quality wines and continues to generate solid cash flows.

"Overall, our brands are in very good shape, holding their own in a tough consumer environment.

"Foster's took write downs today of $397.6 million associated with the Transformation Program, well within the range forecast in February.

"Foster's balance sheet is strong, we have conservative gearing, good cash reserves and substantial committed undrawn bank facilities.

"Foster's business strength, change momentum and strong brand health give me the confidence that the business is in good shape now, and that better is to come."

Ian Johnston, Chief Executive Officer

---

1 Before significant items and SGARA (refer page 8)

Financial Highlights

Foster's today reported a 4.0% increase in net profit[1] to $741.5 million, with earnings per share[1] up 4.6% to 38.5 cents.

Cash flow was robust and benefited from tighter management of working capital. Cash conversion increased 8.7 percentage points to 101.9%[2] of EBITDAS[3] and cash flow after dividends was $308.9 million[1].

Net sales revenue increased 2.7% and EBITS[4] was up 2.3%. On a constant currency basis net sales revenue declined 1.6%, EBITS declined 2.7% and earnings per share increased 2.4%.

Reported net profit increased to $438.3 million and included significant items totalling $397.6 million ($287.2 million after tax) identified in February 2009.

Beer, Cider and Spirits (BCS) in Australia, Asia and Pacific (AAP) continued to perform strongly. On an underlying basis[5] AAP beer net sales revenue increased 5.3% and AAP BCS EBITS increased 4.8%. AAP BCS EBITS was negatively impacted by currency. On a constant currency basis underlying EBITS increased 9.6% and 14.5% in the second half. In Australia, beer volume benefited from category growth and the continuation of a strong innovation program.

Foster's beer portfolio in Australia includes 7 of the top 10 brands, 3 of the 5 fastest growing beers and in value terms 3 of the 5 largest new products released in the past 12 months[6].

Global wine EBITS declined 7.3% to $363.9 million with a favourable exchange rate benefit offset by deteriorating economic conditions, $34.6 million of one-time items and higher costs of sales. Recessionary economic conditions in Americas, EMEA, Asia and the Pacific have significantly impacted consumer purchasing patterns and customers' inventory management practices. The one-time items reported in wine EBITS consist of a $16.9 million impact from the transition to direct distribution in key Nordic markets and a $17.7 million adjustment relating to prior period distributor rebates in Americas.

Global wine volume declined 5.3%. The key factors negatively impacting fiscal 2009 volume were the exit from the cask category in Australia; 1.1 million cases of customer inventory reductions, more pronounced in premium and luxury wines; a 0.6 million case reduction in shipments relating to the transition to direct distribution in key Nordic markets and a 0.4 million reduction in shipments relating to increased in-market bottling in the UK.

Higher margin on-premise consumption and sales of luxury, icon and some premium wines have declined, while outside of Australia lower margin commercial wines are experiencing strong growth, with an increasing impact through the second half.

---

2 Continuing business before payments relating to significant items and disputed tax assessments (refer page 15)

3 Earnings before interest, tax, depreciation, amortisation, significant items and SGARA (EBITDAS)

4 Earnings before interest, tax, significant items and SGARA (EBITS)

5 Underlying basis excludes the distribution of the Boags brand, asset sale profits and logistics transformation costs from the prior period.

6 Source: Nielsen packaged beer to 30 June 2009

Foster's retains a robust financial position with significant available liquidity. Interest cover was 7.9 times and at 30 June 2009 Foster's had cash balances of $133 million and $1.6 billion of committed undrawn bank facilities.

Net debt increased $208.7 million as cash flow from operations after dividends of $308.9 million were primarily offset by payments associated with the business Transformation Agenda and a $404.1 million non-cash impact from exchange rate movements since June 2008. Reflecting the increase in net debt, gearing increased to 69.5%.

Transformation Agenda

Foster's has built substantial momentum in the implementation of the business Transformation Agenda. This program is built on outcomes of the wine strategic review announced in February 2009, with implementation now well advanced. The renewal of the operational leadership team, revision of management structures and structural separation of beer and wine in Australia is now complete. Implementation of efficiency programs is in-line with expectations with initial benefits being realised in overhead reductions.

Foster's remains on-track to deliver $100 million of efficiency benefits in fiscal 2011 with approximately $21 million of benefits included in fiscal 2009 earnings. As at 30 June 2009, a net 301 roles have been eliminated as a result of the implementation of efficiency initiatives.

Capability

Leadership: Foster's has completed the renewal of the operational leadership team with the appointment of new leadership to Carlton & United Breweries (CUB), the Australasian wine business and in Americas.

Culture and People: Foster's continues to develop an Accountable, Adaptable and Aggressive performance culture. All Foster's people now have clear priorities and performance expectations with aligned incentive structures that reflect Foster's strategic imperatives – growth, efficiency and capability. Capability development is progressing well through increased investment in training and enhanced leadership, development and performance management processes.

Efficiency

Operational structure: Foster's has implemented a new operational structure that re-creates direct management responsibility for integrated business units. By reintegrating production with related marketing and selling activities the new operational structure provides increased transparency and accountability and significantly reduces complexity. The new operational structure will increase decision making speed and reduce time to market.

Efficiency program: Major cost efficiency initiatives implemented in fiscal 2009 were reductions in corporate costs; the restructuring and centralisation of marketing and sales support functions in Australia; and overhead reductions in Americas and EMEA.

Implementation of efficiency initiatives is ongoing. Further reductions in overheads are anticipated along with the realisation of benefits from procurement initiatives in fiscal 2010 and 2011. A focus on strategic partnerships that leverage Foster's global scale is evident with contracts for recruitment and technology services agreed. Manufacturing efficiency initiatives have been implemented at all major production, packaging and distribution facilities with a focus on driving continuous improvement.

Wine Production Network: Foster's has made good progress on the US and Australian vineyard and wineries divestment program. In Australia and California an expression of interest phase has been completed and a request for tender process is underway. In California the reconfiguration of the St Helena winery is proceeding as planned and winemaking activity in the Central Coast has been consolidated at the Paso Robles facility. In addition packaging capacity in Australia was re-aligned to capture efficiency benefits in the second half.

Growth

Separation of beer and wine in Australia: In the June quarter Foster's restructured and separated Australian beer and wine sales activities. Under the new structure overlapping sales and marketing activities were rationalised with cost savings more than offsetting an increased investment in sales representatives. Customer call frequency and coverage have increased and customer feedback on the new structure, sales call quality and execution of the transition is very encouraging. Significant overhead efficiencies have been realised through centralisation and simplification of processes and elimination of low value adding activities.

Beer Focus: CUB is Australia's leading beer business and work is underway to reinforce its strong market leadership notwithstanding increasing competition, including from retailers. CUB's competitive advantage is being further enhanced with increased brand investment translating to improvement in brand equity and focus from an expanded beer sales force.

Wine Portfolio Shaping: In the second half Foster's completed its withdrawal from the cask segment in Australia and made good progress on rationalising Australian tail wine brands and longer term portfolio reshaping identified in the wine strategic review. Of the 37 brands identified, deletion plans are in place for 17 brands; divestment of 1 brand has been completed; a sale process is underway for 6 brands; and an optimal exit strategy for the remaining 13 brands is expected to be implemented in the next 6 months.

Wine innovation is a priority focus and now embedded in the business with clear targets and supported by increased investment. Successful Australian innovation included Yellowglen Leila, Lindemans Early Harvest, Rosemount O, and Wolf Blass Green Label and Veraé. Foster's also has a strong boutique on-premise innovation program in Australia including Heemskerk, Gabbiano, Aerins Vineyard from Seppelt and a "Maison de Grand Esprit" range sourced from France. Recently released varietals under the Beringer California Collection, Lindemans and the Little Penguin brands are performing strongly in the off-premise channels in the Americas, with innovation focus now moving to higher price segments. In EMEA, Foster's innovation is focused on the higher margin markets outside the UK with the launch of South African, Italian and Californian wines.

Significant Items

One-off costs and writedowns as identified in February 2009 were $397.6 million ($287.2 million after tax) and included cash costs of $119.3 million and non-cash costs of $278.3 million. Cash costs included restructuring and redundancy costs. Non-cash costs included write downs to vineyards, brands and inventory. The inventory write down relates to surplus inventory identified as a result of the significant decline in luxury wine volume in Americas, the exit from tail brands in Australia and the strategic portfolio refocusing and reshaping initiatives.

Outlook

Substantial progress was made in 2009 towards achieving Foster's strategic agenda. Foster's business transformation will continue in fiscal 2010 with continued focus on building growth, efficiency and capability across the organisation and the realisation of benefits from the transformation activities completed to date.

Trading conditions in key wine markets will remain challenging in 2010 due to the ongoing impact from recessionary economic conditions, however, initiatives in 2009 toward improving Foster's route to market capability, the reduction of customer inventories, and portfolio reshaping will translate to compounding improvement and leave Foster's well placed for when economic conditions improve.

The Australian beer market remains very robust and is benefiting from strong innovation across the category. CUB continues to lead innovation and will benefit from increased sales focus and customer coverage.

Progress towards Foster's cost savings target of $100 million in fiscal 2011 will create efficiency benefits across the business in fiscal 2010.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2009

Profit Commentary

RESULT SUMMARY

12 Months to 30 June	2009 Reported $m	2008 Reported $m	Change %	2008 Constant Currency $m	Change %
Net sales revenue[1]	4,491.1	4,372.7	2.7	4,564.7	(1.6)
Australia, Asia and Pacific	962.4	948.4	1.5	912.1	5.5
Americas	165.9	150.8	10.0	238.0	(30.3)
Europe, Middle East and Africa	61.1	87.3	(30.0)	94.3	(35.2)
Corporate	(24.4)	(47.6)	48.7	(46.7)	47.8
EBITS[1]	**1,165.0**	**1,138.9**	**2.3**	**1,197.7**	**(2.7)**
SGARA	(21.9)	1.9	>(200.0)	2.1	>(200.0)
EBIT	**1,143.1**	**1,140.8**	**0.2**	**1,199.8**	**(4.7)**
Net finance costs	(146.6)	(144.7)	(1.3)	(181.4)	19.2
Continuing net profit before tax	**996.5**	**996.1**	**-**	**1,018.4**	**(2.2)**
Tax	(266.6)	(279.3)	4.5	(285.6)	6.7
Continuing net profit after tax	**729.9**	**716.8**	**1.8**	**732.8**	**(0.4)**
Minority interests	(4.4)	(5.8)	24.1	(5.8)	24.1
Continuing net profit after tax and minority interests (before significant items)	**725.5**	**711.0**	**2.0**	**727.0**	**(0.2)**
Discontinued operations trading result after tax	-	3.6	(100.0)	3.9	(100.0)
Net profit after tax (before significant items)	**725.5**	**714.6**	**1.5**	**730.9**	**(0.7)**
Continuing operations significant items (net of tax)	(287.2)	(605.8)		(676.6)	
Discontinued operations significant items (net of tax)	-	2.9		2.8	
Net profit after tax attributable to members of Foster's Group Limited	**438.3**	**111.7**	**>200.0**	**57.1**	**>200.0**
Net profit after tax (before significant items & SGARA)	741.5	713.2	4.0	729.4	1.7
EPS (before significant items & SGARA)	38.5	36.8	4.6	37.6	2.4
Reported EPS	22.8	5.8	>200.0	2.9	>200.0
Average shares (number - million)	1,925.2	1,938.3		1,938.3	

1 Refer reconciliation to the Income Statement on page 8

Exchange rates: Average exchange rates used for profit and loss purposes in 2009 are: $A1 = $US 0.7504 (2008: $A1 = $US 0.8960), $A1 = GBP 0.4623 (2008: $A1 = GBP 0.4473). Period end exchange rates used for balance sheet items in 2009 are: $A1 = $US 0.8102 (2008: $A1 = $US 0.9617, $A1 = GBP 0.4890 (2008: $A1 = GBP 0.4822).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE INCOME STATEMENT

12 Months to 30 June	Reference	2009 Reported $m	2008 Reported $m
Net sales revenue	Profit commentary - p7	4,491.1	4,372.7
Other revenue		193.4	185.8
Total revenue	Income statement - p19	**4,684.5**	**4,558.5**
EBITS	Profit commentary - p7	1,165.0	1,138.9
SGARA		(21.9)	1.9
EBIT		1,143.1	1,140.8
Significant items before tax		(397.6)	(730.4)
Profit from continuing operations before tax and finance costs	Income statement - p19	**745.5**	**410.4**
Tax	Profit commentary - p7	(266.6)	(279.3)
Significant items - tax		110.4	124.6
Income tax expense relating to continuing operations	Income statement - p19	**(156.2)**	**(154.7)**
Discontinued operations trading result after tax	Profit commentary - p7	-	3.6
Discontinued operations significant items after tax			2.9
Net profit from discontinued operations	Income statement - p19	**-**	**6.5**
Net profit after tax before significant Items and SGARA	Media release - p1	741.5	713.2
Significant items post tax - continuing operations		(287.2)	(605.8)
Discontinued operations significant items after tax		-	2.9
SGARA post tax		(16.0)	1.4
Net profit attributable to members of Foster's Group Limited	Income statement - p19	**438.3**	**111.7**

FOSTER'S AUSTRALIA, ASIA AND PACIFIC

12 Months to 30 June	2009 Reported	2008 Reported	Change %	2008 Constant Currency	Change %
Continuing Business pre significant Items					
BCS Volume (millions 9L cases)	**110.6**	110.9	(0.3)	110.9	(0.3)
Wine Volume (million 9L cases)	**9.9**	10.7	(7.5)	10.7	(7.5)
Total Volume (millions 9L cases)	**120.5**	121.6	(0.9)	121.6	(0.9)
BCS NSR ($ millions)	**2,324.4**	2,267.8	2.5	2,267.2	2.5
Wine NSR ($ millions)	**670.2**	676.2	(0.9)	672.6	(0.4)
Total Net Sales Revenue ($ millions)	**2,994.6**	2,944.0	1.7	2,939.8	1.9
BCS EBITS ($ millions)	**803.2**	780.2	2.9	746.7	7.6
Wine EBITS ($ millions)	**159.2**	168.2	(5.4)	165.4	(3.7)
Total EBITS ($ millions)	**962.4**	948.4	1.5	912.1	5.5
EBITS / NSR Margin (%)	**32.1**	32.2	(0.1)pts	31.0	1.1 pts

Structural Separation of Beer and Wine Businesses

In June Foster's completed the restructuring and structural separation of beer and wine activities in Australia.

The structural separation included the appointment of new Managing Directors to each business; the restructuring and separation of beer and wine sales, marketing and support functions; and the re-creation of end to end business units through the re-integration of management responsibility for beer and wine supply activities with the respective sales and marketing activities.

Through the restructuring, significant overhead and marketing efficiencies have been realised and sales teams expanded. Customer call frequency and coverage have increased and customer feedback on the transition, the new structure and sales call quality continues to be very encouraging, particularly for the increase in wine specialists.

Foster's retains a single customer service centre, billing system and logistics platform to serve Australian customers. The single platform provides enhanced customer service through single delivery of beer and wine products and provides operational efficiencies.

In fiscal 2009 costs of operating the combined sales, marketing and related support functions in Australia have been allocated to AAP BCS and AAP Wine on a consistent basis as in prior years. In fiscal 2010 the beer and wine businesses will incur separate sales, marketing and related overhead costs. As announced in February 2009 AAP BCS' actual costs in fiscal 2010 are expected to be approximately $60 million lower and AAP Wine's approximately $60 million higher than under the current allocation methodology.

Beer, Cider and Spirits / RTD

The Australian beer category continues to benefit from volume growth with increased innovation. Pricing and mix trends remain favourable. However the rate of growth in the premium import category moderated in the second half[6].

In Australia Foster's beer volume benefited from category growth and the continuation of a strong innovation program. Underlying Australian beer volume and net sales revenue, which excludes Boag's from the prior year, increased 2.3% and 5.5% respectively.

The Carlton brand continues to perform strongly with improved marketing and promotional execution and successful innovation. Carlton Draught net sales revenue increased 11.1% benefiting from continuing investment in marketing programs. Carlton Dry net sales revenue increased almost 70%. The Carlton brand benefited from a strong innovation program with the recent launch of Carlton Natural Blonde and, building on the success of Carlton Dry Fusion Lime, the launch of Carlton Dry Fusion Lemon.

The Pure Blonde brand continues to be the low-carb leader[6] with net sales revenue up 25.8%. Building on Pure Blonde's market position, Pure Blonde Naked Ale the first low-carbohydrate beer in the mid strength category, was introduced in Queensland in October 2008 and is now being extended into other mid strength markets.

VB is benefiting from renewed management focus and strong consumer marketing support. In both the May and June rolling quarters the VB brand returned to value growth[6] and benefited from the highly successful "raise a glass" partnership and the launch of the new "the Regulars" campaign.

Foster's continues to lead the international and domestic premium, regular and light (low alcohol) categories[6]. In the domestic premium category Crown Lager performed solidly, and recently released products Cascade Green, Fat Yak and Carlton Dry Fusion are performing strongly. Recently launched Fat Yak is now one of Australia's leading craft beers and complements an already strong craft beer portfolio that includes Beez Neez, Redback and Alpha Pale Ale.

Cider in Australia benefited from strong category growth and a successful innovation program that included the launch of Strongbow Spark and Mercury Artisan. Cider volume increased 17.2% and net sales revenue increased 23.0%.

Spirits / ready to drink (RTD) net sales revenue declined 23.4% following the change to RTD excise tax in fiscal 2008.

Underlying beer net sales revenue per case in Australia increased 3.0% with a strong contribution from price and mix. Pricing growth in the premium categories moderated through the second half. Net sales revenue per case, which includes delivery charges, was also impacted by the transition from store to distribution centre deliveries for a major customer. The reduction in delivery charge revenue has been offset by the elimination of costs directly associated with the deliveries and other cost savings.

Volume in Asia and the Pacific declined 7.9% and on a constant currency basis net sales revenue declined 2.1%. Performance in the Pacific was impacted by recessionary economic conditions and ongoing political uncertainty.

AAP BCS EBITS increased 2.9% to $803.2 million and on a constant currency basis increased 7.6%. On an underlying basis AAP BCS EBITS increased 4.8%. On a constant currency underlying basis AAP BCS EBITS increased 9.6% and in the second half increased 14.5%. The underlying basis excludes a net $14.1 million non-recurring benefit disclosed in the prior period consisting of $26.8 million of asset sale profits, $8.7 million in earnings related to the distribution of Boag's and $21.4 million of costs associated with the transformation of the Australian logistics network.

AAP BCS EBITS was negatively impacted by exchange rate movements relating to imported beer purchases, packaging and other input costs. EBITS in the second half benefited from the realisation of efficiency benefits.

AAP BCS mix adjusted unit cost of sales increased 4.9% with higher raw material costs the key factor. In fiscal 2010 Foster's expects AAP BCS mix adjusted unit cost of sales to increase between 4% and 5% with higher glass costs the key factor.

Wine

In Australia bottled wine volume increased 1.0% to 7.7 million cases and net sales revenue increased 2.1% to $534.7 million. Strong growth in the premium price points was offset by lower volume in commercial wines. Penfolds performed solidly and innovation was a key contributor to the strong performance of Lindemans and Yellowglen.

Asia Pacific was impacted by recessionary economic conditions in key markets and distributor inventory reductions in Asia. Volume declined 7.7% and on a constant currency basis net sales revenue declined 3.6%.

AAP wine constant currency net sales revenue per case increased 7.7% with mix benefiting from the exit from the cask wine category in Australia and solid volume growth in premium price points. Selective price increases were realised on luxury and icon products.

On a constant currency basis AAP wine EBITS declined 3.7% with EBITS in Australia down 2.3% and in Asia Pacific down 9.1%. The benefits of positive mix, selective price increases and efficiency realisation were offset by higher cost of sales relating to the Australian 2007 and 2008 vintages and higher advertising and promotion investment to support increased innovation.

FOSTER'S AMERICAS

12 Months to 30 June	2009 Reported	2008 Reported	Change	2008 Constant Currency	Change
Continuing Business pre significant Items			%		%
BCS Volume (millions 9L cases)	**4.6**	5.3	(13.6)	5.3	(13.6)
Wine Volume (million 9L cases)	**17.9**	18.0	(0.6)	18.0	(0.6)
Total Volume (millions 9L cases)	**22.5**	23.3	(3.6)	23.3	(3.6)
BCS NSR ($ millions)	**5.9**	6.3	(6.3)	7.1	(16.9)
Wine NSR ($ millions)	**1,093.2**	978.3	11.7	1,159.5	(5.7)
Total Net Sales Revenue ($ millions)	**1,099.1**	984.6	11.6	1,166.6	(5.8)
BCS EBITS ($ millions)	**6.6**	4.2	57.1	4.8	37.5
Wine EBITS ($ millions)	**159.3**	146.6	8.7	233.2	(31.7)
Total EBITS ($ millions)	**165.9**	150.8	10.0	238.0	(30.3)
EBITS / NSR Margin (%)	**15.1**	15.3	(0.2)pts	20.4	(5.3)pts

Wine

The organisational transformation in Americas has begun under new leadership. Foster's in-market performance remains solid with increased investment in sales execution; improved promotional effectiveness; and a strong contribution from the Beringer California Collection innovation program and pricing initiative. Financial performance however has been impacted by

the recessionary economic environment, retailer and distributor initiatives to reduce inventory, higher cost of sales and a depletion accrual adjustment relating to prior years.

Foster's has supported US distributor initiatives to reduce and re-align their inventories to reflect changes in consumer purchasing, lower retailer inventories and tightening credit markets.

The US wine category slowed further in the second half with industry volume in fiscal 2009 in line with the prior year[7]. US consumers continued to trade down in price points and shift purchasing toward grocery chain and club channels. In Canada the wine category remains in modest volume growth[8] but is being impacted by unfavourable mix and pricing trends.

Foster's wine shipments were in line with the prior period at 17.9 million cases. Distributor and liquor control board depletions, which provide an indication of underlying consumer demand were 0.9 million cases ahead of shipments. Over the past two years Foster's has reduced distributor and liquor control board inventories by approximately 1.8 million cases.

US distributor depletions of Foster's Californian sourced wines (excluding Beringer White Zinfandel) increased 10.3%. Growth was driven by commercial wines with a strong contribution from Beringer California Collection varietals and the re-launched Meridian brand. Chateau St Jean depletions were solid. Depletions of luxury wines were below the prior year reflecting the decline in on-premise consumption.

US distributor depletions of Beringer White Zinfandel declined 11.9% with first half depletions impacted by prior period price increases and second half depletions in line with the prior year. Depletions of Australian sourced wine were down 0.5% with strong growth in Lindemans and the Little Penguin offset by declines in premium and luxury wines.

Volume in Canada was impacted by reductions in liquor control board inventories and prior period price increases on Australian sourced wine. Australian sourced wine volume improved through the second half. Foster's is expanding its Californian wine portfolio in Canada and successfully launched Beringer California Collection.

On a constant currency basis net sales revenue per case fell 5.1%. In the first half net sales revenue per case benefited from Beringer California Collection and Canadian price increases partially offset by negative mix. In the second half net sales revenue per case was impacted by increased promotional activity, the roll back of prior period Canadian price increases, the depletion accrual adjustment relating to prior years and the acceleration of negative mix trends as distributors disproportionally reduced luxury wine inventories.

Foster's has completed an extensive review of distributor inventories and incentive structures and has implemented initiatives to improve logistics efficiencies and distributor inventory reporting. The review process identified an under accrual of distributor rebates of $17.7 million relating to shipments in prior years. The charge has been recognised in the current period as information relating to the under accrual was not previously available.

EBITS increased 8.7% to $159.3 million and included a benefit from favourable exchange rate movements. On a constant currency basis EBITS declined 31.7% and was impacted by lower volume, the depletion accrual adjustment, increased promotional activity in commercial wines, unfavourable mix trends and higher cost of sales. Cost of sales increases reflect the higher cost

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[7] Source: Foster's estimates

[8] Source: Redbook data and Foster's estimates

2007 and 2008 Australian, and 2006 and 2007 Californian vintages and higher glass costs in California.

FOSTER'S EUROPE, MIDDLE EAST AND AFRICA

12 Months to 30 June	2009 Reported	2008 Reported	Change	2008 Constant Currency	Change
Continuing Business pre significant Items			%		%
BCS Volume (millions 9L cases)	**1.4**	1.3	1.5	1.3	1.5
Wine Volume (million 9L cases)	**8.8**	10.0	(11.6)	10.0	(11.6)
Total Volume (millions 9L cases)	**10.2**	11.3	(10.1)	11.3	(10.1)
BCS NSR ($ millions)	**15.8**	12.5	26.4	12.6	25.4
Wine NSR ($ millions)	**381.6**	431.6	(11.6)	445.7	(14.4)
Total Net Sales Revenue ($ millions)	**397.4**	444.1	(10.5)	458.3	(13.3)
BCS EBITS ($ millions)	**15.7**	9.4	67.0	10.8	45.4
Wine EBITS ($ millions)	**45.4**	77.9	(41.7)	83.5	(45.6)
Total EBITS ($ millions)	**61.1**	87.3	(30.0)	94.3	(35.2)
EBITS / NSR Margin (%)	**15.4**	19.7	(4.3)pts	20.6	(5.2)pts

Wine

Wine category growth continued to slow through the second half with key markets in EMEA experiencing a severe recessionary economic environment. Throughout the region consumers are trading down and switching consumption to off-premise channels and distributors and retailers have reduced inventories.

Volume declined 11.6% and included a 0.2 million case impact from retailer and distributor inventory reductions, a 0.6 million case impact from the transition to direct distribution in key Nordic markets and a 0.4 million case impact from the transfer of certain packaging activities from Australia to the UK.

The transition to direct distribution in key Nordic markets was completed in the second half. Direct distribution provides a significant enhancement to Foster's route to market capability. Anticipated margin and volume benefits began to emerge through the June quarter with substantially improved results in June. The one-time negative EBITS impact from trading disruption and the move to direct distribution was approximately $17 million.

Through the second half Foster's significantly increased the volume of wine packaged in-market in the UK in response to unfavourable mix, increasing competition and retailer initiatives to reduce inventory. In-market packaging provides a shipping cost reduction relative to packaging in Australia, however the transition negatively impacts the timing of sales as wine moves from being sold ex-Australian warehouse to ex-UK warehouse.

In the UK volume increased 1.9% with strong growth in the impulse channel and good growth in commercial wines in the grocery channel. Outside the UK volume declined 30% and was impacted by customer inventory reductions, the move to direct distribution in key Nordic markets and slowing consumer demand through the year.

Net sales revenue per case declined 3.1% on a constant currency basis and was impacted by unfavourable mix as consumers trade down and a higher portion of sales in the lower margin UK market.

EBITS margin declined 6.8 percentage points to 11.9% on a constant currency basis and was negatively impacted by lower volume, unfavourable mix and higher cost of sales. Cost of sales increases reflect the higher cost 2007 and 2008 Australian vintages partially offset by the benefit from increased in-market packaging.

Beer, Cider and Spirits / RTDs

Despite the challenging market conditions, African and Eastern (A&E) in the Middle East has continued to perform strongly – growing volume and increasing share. A&E was successful in realising price increases and through a focus on working capital has reduced inventory. Equity accounted eamings of A&E increased 24.5% to $13.1 million.

FOSTER'S WINE TRADE

12 Months to 30 June	2009 Reported	2008 Reported	Change	2008 Constant Currency	Change
Continuing Business pre significant Items			%		%
AAP Volume (millions 9L cases)	**9.9**	10.7	(7.5)	10.7	(7.5)
Americas Volume (millions 9L cases)	**17.9**	18.0	(0.6)	18.0	(0.6)
EMEA Volume (millions 9L cases)	**8.8**	10.0	(11.6)	10.0	(11.6)
Total Volume (millions 9L cases)	**36.6**	38.7	(5.3)	38.7	(5.3)
AAP NSR ($ millions)	**670.2**	676.2	(0.9)	672.6	(0.4)
Americas NSR ($ millions)	**1,093.2**	978.3	11.7	1,159.5	(5.7)
EMEA NSR ($ millions)	**381.6**	431.6	(11.6)	445.7	(14.4)
Total Net Sales Revenue ($ millions)	**2,145.0**	2,086.1	2.8	2,277.8	(5.8)
AAP EBITS	**159.2**	168.2	(5.4)	165.4	(3.7)
Americas EBITS ($ millions)	**159.3**	146.6	8.7	233.2	(31.7)
EMEA EBITS ($ millions)	**45.4**	77.9	(41.7)	83.5	(45.6)
Total EBITS ($ millions)	**363.9**	392.7	(7.3)	482.1	(24.5)
EBITS / NSR Margin (%)	**17.0**	18.8	(1.8)pts	21.2	(4.2)pts
EBIT	**342.0**	394.6	(13.3)	484.2	(29.4)
Cash Conversion (%)	**118.9**	82.1	36.8 pts	85.2	33.7 pts

Global wine EBITS declined 7.3% to $363.9 million and included a $91 million benefit from exchange rate movements. Unit cost of sales increases were at the lower end of the mid to high single digit guidance range with higher Australian and Califomian vintage costs and higher glass costs in Califomia the key factors.

In fiscal 2010 Foster's expects wine unit cost of sales to be similar to fiscal 2009 costs on a constant currency basis with slightly lower Australian and higher Californian vintage costs.

Wine Inventory

Foster's has made good progress on reducing the surplus wine inventory identified in June 2008. Additional surplus inventory has been identified as a result of the significant decline in luxury wine

volume in Americas, the exit from tail brands in Australia and the strategic portfolio refocusing and reshaping initiatives.

Vintage Update

Industry grape production in the 2009 Australian vintage was approximately 6% below the 2008 vintage[9]. Wine grape prices were generally below the prior vintage.

Grape production from Foster's owned vineyards was below the prior year with the extreme heat conditions experienced in January and February particularly impacting yields in McLaren Vale and Langhorne Creek regions. Reduced grape production and lower market prices for grapes contributed to a $21.9 million SGARA loss in Australia.

The 2009 Californian vintage is in its early stages with current expectations for the vintage to be a similar size to prior years.

CASH FLOW

12 Months to 30 June	2009 $m	2008 $m	% Change
EBITDAS - continuing	**1,345.2**	**1,306.5**	**3.0**
Working capital change	76.4	(64.2)	
Other items	(50.9)	(24.9)	
Operating cash flow before interest and tax	**1,370.7**	**1,217.4**	**12.6**
Dividends received	1.2	-	
Net interest paid	(155.0)	(153.2)	
Tax paid	(250.9)	(147.0)	
Net operating cash flows	**966.0**	**917.2**	**5.3**
Net capital expenditure	(180.9)	(52.0)	
Cash flow before dividends	**785.1**	**865.2**	**(9.3)**
Ordinary dividends/distributions to minorities	(476.2)	(431.3)	
Cash flow after dividends	**308.9**	**433.9**	**(28.8)**
Cash Conversion (OCF before interest and tax) (%)	101.9	93.2	8.7 pts
Reconciliation to the Cash Flow Statement			
Continuing Net operating cash flows before significants	**966.0**	**917.2**	**5.3**
Discontinued business	-	4.5	
Significant item cash flows in payments	(72.0)	(7.3)	
ATO disputed tax payment	(9.1)	(244.5)	
Net cash flow from operating activities	**884.9**	**669.9**	**32.1**

9 Source: Australian Wine and Brandy Corporation

Foster's continues to generate outstanding cash flows. Cash conversion increased 8.7 percentage points to 101.9% of EBITDAS and benefited from a reduction in debtor days and improved creditor and inventory management. BCS cash conversion was 96.7% and wine cash conversion was 118.9%.

Net capital expenditure was $180.9 million, a $128.9 million increase on the prior period that included the proceeds from the sale of the Nurioopta and Seppeltsfield wineries and properties adjacent to the Abbotsford Brewery. Capital expenditure in fiscal 2009 included costs associated with Foster's global information technology project, the purchase of kegs and oak and upgrades to packaging capability at the Abbotsford Brewery.

Net investment expenditure included the acquisition of an additional 29% interest in Foster's Group Pacific Limited for $33.1 million.

Significant item cash flows include payments associated with the implementation of initiatives identified in the wine strategic review with the majority of the remaining cash payments expected to be made in fiscal 2010.

The $9.1 million payment to the Australian Taxation Office relates to disputed assessments issued by the Commissioner of Taxation and announced to the market in June 2007. The dispute was heard in the Federal Court in June 2008 and Foster's continues to await judgement.

In fiscal 2009 Dividend Reinvestment Plan (DRP) entitlements associated with the final 2008 dividend were satisfied through the on-market purchases of shares and interim 2009 DRP entitlements satisfied by the issue of shares. Foster's currently intends to satisfy the final 2009 DRP entitlements via the on-market purchase of shares.

NET DEBT AND INTEREST EXPENSE

	2009 $m	2008 $m	% Change
Gross borrowings	2,764.6	2,584.5	7.0
Debt issuance costs	(19.7)	(21.2)	
Fair value adjustments to fixed debt	128.6	66.1	
Borrowings per balance sheet	2,873.5	2,629.4	9.3
Cash	(133.0)	(160.9)	(17.3)
Fair value of fixed rate debt hedges	(129.1)	(65.8)	
Net debt	2,611.4	2,402.7	8.7
Gearing (%)	69.5	62.4	(7.1)pts
Interest Expense ($m)	(146.6)	(144.7)	(1.3)
Interest Cover (pre significant items) (times)	7.9	7.9	-

Net debt increased $208.7 million to $2.6 billion as $308.9 million of cash flow after dividends was offset by $72 million of payments associated with the significant items, $33.1 million acquisition of an increased interest in Foster's Group Pacific Limited, a $9.1 million payment to the Australian Commissioner of Taxation relating to ongoing tax disputes and a $404.1 million non-cash increase in debt as a result of exchange rate movements.

Net interest expense increased 1.3% to $146.6 million and in the second half benefited from lower rates on floating rate debt, offset by unfavourable foreign currency movements.

Foster's debt servicing ratios and cash generation are robust with interest cover of 7.9 times. However reflecting the non-cash increase in net debt as a result of exchange rate movements, gearing increased to 69.5%.

Foster's retains its long term BBB / Baa2 credit rating with a stable outlook and its current financial position is well within applicable bank covenants.

Foster's gross debt at 30 June 2009 had an average maturity of 7.4 years, approximately 86% was denominated in US dollars and approximately 40% was at floating interest rates.

Foster's manages its liquidity and as appropriate continues to renegotiate and extend bi-lateral bank facilities as and when they fall due. As at 30 June 2009, Foster's had $133 million of cash and approximately $1.6 billion committed undrawn bank facilities. Approximately 59% of the committed undrawn facilities have maturities beyond June 2010 and approximately 76% are denominated in foreign currencies.

As at 30 June 2009 Foster's had $372.5 million of debt repayable in fiscal 2010 including $300 million of Australian dollar denominated medium term notes repayable in March 2010 and $71.6 million drawn under a multi-currency term bank debt facility repayable in June 2010.

In July 2009 Foster's Board approved a US$500 million multi currency facility with a syndicate of Asian banks. Strong demand allowed Foster's to increase the size of the facility from US$300 million to US$500 million. The facility will be used for general corporate purposes and to maintain liquidity.

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2009

Financial Statements

Foster's Group Limited and its controlled entities
Income statement for the financial year ended 30 June

	Note	Consolidated 2009 $m	2008 $m
Revenue	2	**4,684.5**	4,558.5
Cost of Sales		**(2,914.5)**	(2,686.3)
Gross profit		**1,770.0**	1,872.2
Other income	2	**12.2**	34.6
Selling expenses		**(380.1)**	(328.5)
Marketing expenses		**(300.0)**	(331.2)
Administration expenses		**(282.1)**	(203.4)
Other expenses		**(90.1)**	(644.7)
Share of net profits of associates and joint ventures accounted for using the equity method	8	**15.6**	11.4
Profit from continuing operations before tax and finance costs		**745.5**	410.4
Finance income		**21.9**	27.6
Finance costs		**(168.5)**	(172.3)
Net finance income/(costs)		**(146.6)**	(144.7)
Profit before tax from continuing operations		**598.9**	265.7
Income tax expense relating to continuing operations		**(156.2)**	(154.7)
Net profit from continuing operations		**442.7**	111.0
Net profit from discontinued operations	4	**-**	6.5
Net profit including discontinued operations		**442.7**	117.5
Net profit attributable to non-controlling interests		**(4.4)**	(5.8)
Net profit attributable to members of Foster's Group Limited		**438.3**	111.7
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	6		
- Basic		**22.8**	5.5
- Diluted		**22.8**	5.5
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	6		
- Basic		**22.8**	5.8
- Diluted		**22.8**	5.8

The income statement should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Balance sheet at 30 June

	Note	Consolidated 2009 $m	2008 $m
Current assets			
Cash and cash equivalents		**133.0**	160.9
Receivables		**980.0**	1,099.8
Inventories		**1,151.2**	1,010.8
Non-current assets classified as held for sale		**102.8**	38.2
Derivative financial assets		**0.7**	1.5
Total current assets		**2,367.7**	2,311.2
Non-current assets			
Receivables		**22.4**	29.2
Inventories		**323.8**	388.6
Investments accounted for using the equity method	8	**69.1**	58.8
Property, plant and equipment		**1,938.8**	2,040.1
Agricultural assets		**237.4**	291.6
Intangible assets		**2,860.4**	2,749.5
Deferred tax assets		**425.4**	317.7
Derivative financial assets		**129.1**	66.4
Total non-current assets		**6,006.4**	5,941.9
Total assets		**8,374.1**	8,253.1
Current liabilities			
Payables		**718.1**	721.8
Borrowings		**370.2**	45.6
Current tax liabilities		**80.2**	108.9
Provisions		**186.7**	139.1
Liabilities directly associated with non-current assets held for sale		**-**	23.4
Derivative financial liabilities		**3.8**	-
Total current liabilities		**1,359.0**	1,038.8
Non-current liabilities			
Payables		**11.4**	19.1
Borrowings		**2,503.3**	2,583.8
Deferred tax liabilities		**695.5**	724.7
Provisions		**47.5**	36.0
Total non-current liabilities		**3,257.7**	3,363.6
Total liabilities		**4,616.7**	4,402.4
Net assets		**3,757.4**	3,850.7
Equity			
Contributed equity	9	**3,521.7**	3,493.3
Reserves		**(373.5)**	(335.3)
Retained profits	10	**592.0**	663.5
Total parent entity interest		**3,740.2**	3,821.5
Non-controlling interest		**17.2**	29.2
Total equity		**3,757.4**	3,850.7

The balance sheet should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities

Statement of recognised income and expenses for the financial year ended 30 June

	Note	Consolidated 2009 $m	2008 $m
Total equity at the beginning of the financial year		**3,850.7**	4,633.2
Cash flow hedges (net of tax)		**1.5**	0.7
Net investment hedges (net of tax)		**(178.4)**	159.4
Share based payments		**(1.0)**	5.5
Actuarial gains/(losses) on defined benefit plans (net of tax)		**(13.8)**	(7.4)
Acquisition of non-controlling interest		**(21.1)**	-
Exchange difference on translation of foreign operations		**169.3**	(276.2)
Net income/(expense) recognised directly in equity		**(43.5)**	(118.0)
Profit for the period		**442.7**	117.5
Total recognised income/(expense) for the period		**399.2**	(0.5)
Total recognised income and expense for the period is attributable to:			
- members of Foster's Group Limited		**394.8**	(6.3)
- minority interests		**4.4**	5.8
Transactions with equity holders			
- contributions / (return) of equity	9	**28.4**	(119.6)
- dividends paid	7	**(504.5)**	(658.2)
- minority interests		**(16.4)**	(4.2)
		(492.5)	(782.0)
Total equity at the end of the financial year		**3,757.4**	3,850.7

The statement of recognised income and expenses should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Cash flow statement for the financial year ended 30 June

	Consolidated 2009 $m Inflows/ (Outflows)	2008 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**7,532.1**	6,418.2
Payments to suppliers, governments and employees	**(6,233.4)**	(5,202.3)
Dividends received	**1.2**	-
Interest received	**17.4**	21.3
Borrowing costs	**(172.4)**	(174.7)
Income taxes paid	**(260.0)**	(392.6)
Net cash flows from operating activities	**884.9**	669.9
Cash flows from investing activities		
Payments to acquire non-controlling interests in controlled entities	**(33.1)**	-
Payments for property, plant, equipment and agricultural assets	**(162.6)**	(139.3)
Payments for acquisition of intangibles and other assets	**(23.7)**	(2.1)
Payments for issues of loans	**(0.8)**	-
Net proceeds from repayment of loans	**1.8**	3.0
Proceeds from sale of property, plant and equipment	**5.4**	51.7
Proceeds from sale of investments and other assets	**0.9**	36.0
Proceeds from sale of controlled entities	**1.3**	1.4
Net cash flows from investing activities	**(210.8)**	(49.3)
Cash flows from financing activities		
Payments for shares bought back	**(2.5)**	(180.0)
Proceeds from issue of shares and exercise of options	**-**	(0.3)
Proceeds from borrowings	**462.3**	493.4
Repayment of borrowings	**(690.0)**	(444.7)
Distributions to minority interests	**-**	(0.7)
Dividends paid	**(476.2)**	(601.9)
Net cash flows from financing activities	**(706.4)**	(734.2)
Total cash flows from activities	**(32.3)**	(113.6)
Cash and cash equivalents at the beginning of the year	**160.9**	287.5
Effects of exchange rate changes on foreign currency cash flows and cash balances	**4.4**	(13.0)
Cash and cash equivalents at the end of the year	**133.0**	160.9

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Extract of significant accounting policies

Basis of preparation

This report is an extract from the general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

This extract of significant accounting policies does not include all the notes of the type normally included in the annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2009 and any public announcements made by Foster's Group Limited (FGL) during the year in accordance with the continuous disclosure requirements of the Corporations Act

Average exchange rates used for translating profit and loss items in 2009 are AUD$1 = USD 0.7504 and GBP 0.4623 (2008 USD 0.8960 and GBP 0.4473). Period end exchange rates used for translating balance sheet items in 2009 are AUD$1 = USD 0.8102 and GBP 0.4890 (2008 USD 0.9617 and GBP 0.4822).

New accounting standards and interpretations

The Group has early adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations:

- AASB 3 "Business Combinations (revised)";
- AASB 127 "Consolidated and Separate Financial Statements (revised)"; and
- AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127

During the period, the Group acquired a portion of non-controlling interest in Foster's Group Pacific Limited. As a result of the new requirements of AASB 127(R), $21.1 million was recognised in the Acquisition of non-controlling interest reserve in equity. Under the previous version of the accounting standard, the Group would have recognised this amount in goodwill.

There has been no financial impact of adopting AASB 3R in 2009.

Change in accounting estimate

Americas trade discounts and rebates
During 2009 initiatives implemented by the America's business have led to significant improvements in information on customer claims for discounts and rebates. This information has provided management with a more timely and realistic position of the amount due to customers at any point in time. This change in the estimation process has resulted in an additional $17.7 million of discount and rebate accruals recognised in the current period. The impact of the change in estimate in future years will depend on the level of promotional activity offered to customers.

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

Applicable to the Group for the financial year commencing 1 July 2009

- AASB Interpretation 15 Agreements for the Construction of Real Estate;
- AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation;
- AASB Interpretation 17 and AASB 2008-13 Distributions of Non-cash Assets to owners and consequential amendments to Australian Accounting Standards AASB 5 and AASB 110;
- AASB Interpretation 18 Transfers of Assets from Customers;
- AASB 8 and AASB 2007-3 "Operating Segments and consequential amendments to other Australian Accounting Standards;
- AASB 1039 Concise Reporting
- AASB 123 (Revised) and ASSB 2007-6 Borrowing Costs and other consequential amendments to other Australian Accounting Standards
- AASB 101 (Revised), AASB 2007-8 and AASB 2007-10 Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards
- AASB 2008-1 Share-based Payments: Vesting Conditions and Cancellations
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2008-7 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.
- AASB 2008-8 Eligible Hedged items
- AASB 2009-2 Improving Disclosures about Financial Instruments
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-Y Amendments to Australian Accounting Standards

There is expected to be no financial impact on the Group from adopting the new or amended accounting standards applicable 1 July 2009.

Applicable to the Group for the financial year commencing 1 July 2010

- AASB 2009-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- Amendments to IFRS 2

The Group has not determined the financial impact of adopting the new or amended accounting standards applicable 1 July 2010.

Note 2 Revenue, income and expenses

	Consolidated	
	2009	2008
	$m	$m
Revenue		
Sales revenue from continuing operations	**4,485.9**	4,368.5
Royalties	**5.2**	4.2
Net sales revenue	**4,491.1**	4,372.7
Dividends	**1.2**	-
Other revenue	**192.2**	185.8
Total other revenue	**193.4**	185.8
Total revenue from continuing operations	**4,684.5**	4,558.5
Income		
Net profit on disposal of		
- property, plant and equipment	**4.5**	34.6
- agricultural assets	**0.6**	-
- assets held for sale	**7.1**	-
Total income from continuing operations	**12.2**	34.6
Depreciation - continuing operations	**(178.0)**	(164.6)
Amortisation - continuing operations	**(2.1)**	(3.0)
	(180.1)	(167.6)
Depreciation - discontinued	**-**	(2.0)
Amortisation - discontinued	**-**	-
	-	(2.0)
Depreciation - total	**(178.0)**	(166.6)
Amortisation - total	**(2.1)**	(3.0)
	(180.1)	(169.6)
Net agriculture valuation movement	**(21.9)**	(22.9)

Sales revenue is net of trade discounts and volume rebates. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products. Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 Material items

Individually material items included in profit from continuing operations before income tax:

	Consolidated	
	2009	2008
	$m	$m
2009 Wine review and business restructure impairment charges and provisions		
- Wine assets held for sale (tax benefit applicable $45.1 million)	**(190.4)**	-
- brand names (tax benefit applicable $0.2 million)	**(2.3)**	-
- property plant & equipment (tax benefit applicable $3.9 million)	**(13.0)**	-
- employee provisions (tax benefit applicable $28.3 million)	**(90.5)**	-
- other provisions (tax benefit applicable $3.3 million)	**(12.2)**	-
- other costs (tax benefit applicable $5.0 million)	**(16.5)**	-
Inventory write down to net realisable value (tax benefit applicable $24.6 million)	**(72.7)**	-
	(397.6)	-
Wine business impairment charges and provisions:		
- goodwill	**-**	(391.5)
- brand names (tax benefit applicable $31.6 million)	**-**	(79.3)
- property, plant and equipment (tax benefit applicable $35.5 million)	**-**	(94.1)
- agriculture assets (tax benefit applicable $10.0 million)	**-**	(24.8)
- inventories (tax benefit applicable $42.0 million)	**-**	(126.9)
- other provisions (tax benefit applicable $5.5 million)	**-**	(13.8)
	-	(730.4)
Total material items (tax benefit applicable $110.4 million; 2008: $124.6 million)	**(397.6)**	(730.4)

Material item expenditure has predominantly been disclosed in cost of sales of $258.3 million (2008: $126.9 million), other expenses of $29.3 million (2008: $603.5 million) and administration expense $110.0 million (2008: nil) in the income statement.

Note 4 Discontinued operations

There were no discontinued operations in 2009. The remaining assets and liabilities were predominantly associated with Australian Leisure and Hospitality Group residual properties where legal title was transferred in 2009 and the remaining unearned income of $6.6 million was recognised in the corporate segment as other income. In addition, the Kangaroo Ridge business was sold, resulting in a profit of $0.5 million which has been reported in the EMEA segment.

Clubs and Services

In May 2008 the Group divested Sobemab, the European Wine Services business for $8.9 million to Vintage Sarl. This completed the Clubs and Services divestment activity.

	2009 $m	2008 $m
Consolidated income statement information		
Revenue	-	36.0
Expenses	-	(32.4)
Profit before tax and finance costs	-	3.6
Income tax expense	-	-
Profit after tax from discontinued operations	-	3.6
Gain on sale before income tax	-	2.1
Income tax benefit/(expense)	-	0.8
Profit after tax on divestment	-	2.9
Net profit from discontinued operations	-	6.5
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	-	14.4
Liabilities directly associated with non-current assets held for sale	-	(21.4)
Net assets / (net liabilities)	-	(7.0)
Consolidated cash flow information		
Cash flows related to operating activities		
Receipts from customers	-	36.9
Payments to suppliers, governments and employees	-	(32.4)
Net operating cash flows	-	4.5
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	-	(0.6)
Proceeds from sale of controlled entities	-	7.5
Net investing cash flows	-	6.9
Total cash flows from activities	-	11.4

Note 5 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m
			2009		
Geographic segments					
Australia, Asia and Pacific	**4,865.0**	**629.4**	**119.8**	**134.1**	**234.1**
Americas	**1,804.1**	**152.9**	**35.9**	**36.5**	**57.9**
Europe, Middle East and Africa	**667.0**	**49.1**	**1.2**	**2.8**	**0.7**
Continuing operations	**7,336.1**	**831.4**	**156.9**	**173.4**	**292.7**
Unallocated					
Corporate	**479.6**	**136.1**	**29.4**	**6.7**	**0.2**
Cash/Borrowings	**133.0**	**2,873.5**			
Deferred tax assets/tax provisions	**425.4**	**775.7**			
Continuing operations	**8,374.1**	**4,616.7**	**186.3**	**180.1**	**292.9**
Discontinued operations	**-**	**-**	**-**	**-**	**-**
Total operations	**8,374.1**	**4,616.7**	**186.3**	**180.1**	**292.9**
			2008		
Geographic segments					
Australia, Asia and Pacific	5,452.8	589.7	92.4	129.8	299.2
Americas	1,589.0	128.0	33.6	27.2	428.2
Europe, Middle East and Africa	320.6	78.8	1.5	2.5	-
Continuing operations	7,362.4	796.5	127.5	159.5	727.4
Unallocated					
Corporate	397.7	119.6	12.7	8.1	-
Cash/Borrowings	160.9	2,629.3			
Deferred tax assets/tax provisions	317.7	833.6			
Continuing operations	8,238.7	4,379.0	140.2	167.6	727.4
Discontinued operations	14.4	23.4	0.6	2.0	-
Total operations	8,253.1	4,402.4	140.8	169.6	727.4

Note 5 Segment results (continued)

	Total Revenue			Comprised of	
	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net sales revenue $m	Other revenue $m
			2009		
Geographical segments					
Australia, Asia and Pacific	**3,692.1**	**(509.2)**	**3,182.9**	**2,994.6**	**188.3**
Americas	**1,110.7**	**(10.6)**	**1,100.1**	**1,099.1**	**1.0**
Europe, Middle East and Africa	**427.6**	**(27.4)**	**400.2**	**397.4**	**2.8**
	5,230.4	**(547.2)**	**4,683.2**	**4,491.1**	**192.1**
Unallocated					
Corporate	**1.3**	**-**	**1.3**	**-**	**1.3**
Net finance costs					
Continuing operations	**5,231.7**	**(547.2)**	**4,684.5**	**4,491.1**	**193.4**
Discontinued operations	**-**	**-**	**-**	**-**	**-**
Total operations	**5,231.7**	**(547.2)**	**4,684.5**	**4,491.1**	**193.4**
			2008		
Geographical segments					
Australia, Asia and Pacific	3,675.5	(561.8)	3,113.7	2,944.0	169.7
Americas	996.8	(10.4)	986.4	984.6	1.8
Europe, Middle East and Africa	476.7	(23.7)	453.0	444.1	8.9
	5,149.0	(595.9)	4,553.1	4,372.7	180.4
Unallocated					
Corporate	5.4	-	5.4	-	5.4
Net finance costs					
Continuing operations	5,154.4	(595.9)	4,558.5	4,372.7	185.8
Discontinued operations	36.0	-	36.0	35.9	0.1
Total operations	5,190.4	(595.9)	4,594.5	4,408.6	185.9

The Group operates in three geographic segments, supported by a Global Corporate services function. The Group also has a secondary industry segment for Wine and Beer. The Beer industry segment includes Spirits, Cider and non-alcoholic beverages. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

Note 5 Segment results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2009	
Geographical segments			
Australia, Asia and Pacific	**940.2**	**(296.3)**	**643.9**
Americas	**166.2**	**(67.2)**	**99.0**
Europe, Middle East and Africa	**61.1**	**(1.6)**	**59.5**
	1,167.5	**(365.1)**	**802.4**
Unallocated			
Corporate	**(24.4)**	**(32.5)**	**(56.9)**
Net finance costs	**(146.6)**	**-**	**(146.6)**
Total operations	**996.5**	**(397.6)**	**598.9**
		2008	
Geographical segments			
Australia, Asia and Pacific	949.9	(292.7)	657.2
Americas	151.2	(437.7)	(286.5)
Europe, Middle East and Africa	87.3	-	87.3
	1,188.4	(730.4)	458.0
Unallocated			
Corporate	(47.6)	-	(47.6)
Net finance costs	(144.7)	-	(144.7)
Continuing operations	996.1	(730.4)	265.7
Discontinued operations	3.6	-	3.6
Total operations	999.7	(730.4)	269.3

Note 6 Earnings per share

	Consolidated 2009	2008
Basic earnings per share		
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**22.8**	5.5
Basic earnings per share (cents) based on net profit from discontinued operations	**-**	0.3
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**22.8**	5.8
Diluted earnings per share		
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**22.8**	5.5
Diluted earnings per share (cents) based on net profit from discontinued operations	**-**	0.3
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**22.8**	5.8
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,923,299**	1,937,341
Effect of dilution:		
Deferred shares	**1,943**	994
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,925,242**	1,938,335

Earnings reconciliation

Basic earnings per share	**$m**	**$m**
Net profit from continuing operations	**442.7**	111.0
Net profit attributable to minority interests	**(4.4)**	(5.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**438.3**	105.2
Net profit from discontinued operations	**-**	6.5
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**438.3**	111.7
Diluted earnings per share		
Net profit from continuing operations	**442.7**	111.0
Net profit attributable to minority interests	**(4.4)**	(5.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**438.3**	105.2
Net profit from discontinued operations	**-**	6.5
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**438.3**	111.7

Note 7 Dividends

	FGL	
	2009	2008
	$m	$m
Interim dividend of 12.0 cents per ordinary share paid 2 April 2009 (2008: 12.00 cents per ordinary share paid 2 April 2008)	**230.7**	230.6
Final dividend of 15.25 cents per ordinary share proposed by Directors to be paid 6 October 2009 (2008: 14.25 cents per ordinary share paid 7 October 2008)	**293.9**	273.9
Total dividend of 27.25 cents per ordinary share (2008: 26.25 cents per ordinary share)	**524.6**	504.5
The final dividend has not been recognised as a liability in the financial statements.		
Total franked dividends for 2009: 27.25 cents per ordinary share (2008: 26.25 cents per ordinary share)	**524.6**	504.5
The amount of dividends that have been or will be franked	**504.5**	658.2
Amount of franking credits available for the subsequent year	**103.9**	104.0
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**476.2**	430.6
Off-market share buy-back	**-**	171.3
Satisfied by the issue of shares	**28.3**	55.9
Employee share plan loan repayment	**-**	0.4
	504.5	658.2

	Consolidated	
	2009	2008
	$m	$m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2008: 30%)	**31.3**	4.5
- franking credits that will arise from the payment of income tax payable at the end of the financial year	**72.6**	99.5
The amount of franking credits available for future reporting periods:	**103.9**	104.0
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	**(126.0)**	(117.4)
	(22.1)	(13.4)

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2009. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan ('DRP') continues to be available to eligible shareholders. For the 2008/2009 final dividend, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date. The last date for receipt of election notices for participation in the 2009 final dividend under the DRP is Monday 7 September 2009.

Note 8 Investments accounted for using the equity method

	Consolidated 2009 $m	2008 $m
Investments in associates and joint venture partners	**69.1**	58.8

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2009 %	2008 %
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0

The carrying values of material investments are:

- Foster's USA LLC $23.5 million (2008: $21.7 million); and
- International Trade and Supply Limited $44.1 million (2008: $35.9 million).

	Consolidated 2009 $m	2008 $m
Equity accounted share of results		
- net profit before income tax	**17.1**	11.9
- income tax expense attributable to net profit	**(1.5)**	(0.5)
- net profits after income tax	**15.6**	11.4
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	**19.8**	29.0
- distributions received	**(9.2)**	(9.2)
- balance at the end of the year	**10.6**	19.8
Carrying amount of equity accounted investments		
- balance at the beginning of the year	**58.8**	63.0
- share of net profit	**15.6**	11.4
- dividends received	**(9.2)**	(9.2)
- foreign exchange	**3.9**	(6.4)
	69.1	58.8
Share of assets and liabilities		
- current assets	**44.2**	40.8
- non-current assets	**21.9**	16.0
Total assets	**66.1**	56.8
- current liabilities	**(25.1)**	(23.2)
- non-current liabilities	**(4.5)**	(7.4)
Total liabilities	**(29.6)**	(30.6)
- net assets	**36.5**	26.2
Goodwill/other	**32.6**	32.6
	69.1	58.8

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 9 Contributed equity

	Consolidated	
	2009 **$m**	2008 $m
Paid up capital		
Ordinary fully paid shares	**3,521.7**	3,493.3
Movements in share capital		
Opening balance	**3,493.3**	3,612.9
Long term incentive plan [c]	**2.5**	4.2
Dividend reinvestment plan [d]	**28.3**	55.9
On-market share buy-back [e]	**-**	(100.0)
Off market share buy-back [e]	**-**	(79.7)
Shares purchased by a Foster's controlled entity pursuant to the Foster's Restricted Share Plan [f]	**(2.4)**	-
Closing balance	**3,521.7**	3,493.3

	FGL	
	2009 **shares m**	2008 shares m
Opening balance		
- ordinary fully paid shares	**1,921.5**	1,970.8
- partly paid employee shares	**0.8**	0.8
	1,922.3	1,971.6
Long term incentive plan [c]	**0.9**	0.7
Dividend reinvestment plan [d]	**5.4**	8.8
On-market share buy-back [e]	**-**	(15.9)
Off market share buy-back [e]	**-**	(42.9)
Closing balance		
- ordinary fully paid shares	**1,927.8**	1,921.5
- partly paid employee shares	**0.8**	0.8
	1,928.6	1,922.3

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2008: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Note 9 Contributed equity (continued)

(c) Employee share scheme

In 2009, 898,914 shares (2008: 704,544) were issued under the long term incentive plan.

(d) Dividend reinvestment plan ('DRP')

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash. 5,376,136 shares (2008: 8,832,202) were issued under the dividend reinvestment plan.

The Company's dividend reinvestment plan continues to be available to eligible shareholders. Under the plan rules, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

(e) Share buy-back

There was no on-market buyback activity in 2009. Total on-market buyback activity in 2008 resulted in 15.9 million ordinary shares being purchased by the company at a total cost (including transaction costs) of $100.0 million. The shares were purchased at prices ranging between $6.06 per ordinary share and $6.43 per ordinary share at an average cost of $6.27 per ordinary share.

There were also no off-market buy backs in 2009. The Group conducted off-market buy backs during the 2008 financial year. The tendering process for the 2008 off-market buy-back was completed in October 2007 with 42.9 million ordinary shares, representing 2.2% of issued shares, were bought back at a price of $5.85 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend component of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million (including transaction costs) with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings.

(f) Restricted share plan

Shares were purchased on-market during 2009 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result.

Note 10 Retained profits

	Consolidated	
	2009	2008
	$m	$m
Retained profits at the beginning of the year	**663.5**	1,212.1
Net profit attributable to members of Foster's Group Limited	**438.3**	111.7
Actuarial gains/(losses) on defined benefit superannuation plans	**(13.8)**	(7.4)
Transfers from reserves	**8.5**	5.3
Total available for appropriation	**1,096.5**	1,321.7
Ordinary dividends		
- final paid	**(273.8)**	(256.3)
- interim paid	**(230.7)**	(230.6)
- dividend component of off market buyback	**-**	(171.3)
Total available for appropriation	**(504.5)**	(658.2)
Retained profits at the end of the year	**592.0**	663.5

Note 11 Contingent liabilities

	Consolidated	
	2009	2008
	$m	$m
Arising in respect of other persons:		
- litigation - deferred tax assessments	**288.8**	288.8
- guarantees - divestment warranty	**-**	164.9
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**7.0**	5.1
Total Contingent liabilities	**295.8**	458.8

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008 and is awaiting judgement. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid a further $9.1 million in March 2009 (2008: $244.5 million) to the Commissioner in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

Divestment warranties

The Group had various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group had given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expired at various times through to December 2008. In addition, specific tax related warranties apply for any assessments that may be issued in respect of the period of Foster's ownership. The maximum potential loss arising from the contingent liabilities, excluding tax related matters, has been identified as a "guarantee to other persons", however it is not envisaged that any material unrecorded loss is likely to arise.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

Note 12 Events subsequent to reporting date

$US500 million Asian debt syndication

On 30 July 2009 the Board approved, and subsequently executed, a US$500 million 3-year syndicated debt facility which includes a fully drawn tranche and revolving facilities in Australian and United States dollar denominations. The facility will be used for general corporate purposes and to maintain liquidity.

Note 13 Asset statistics per ordinary share

	2009	2008
Net tangible asset backing per ordinary share	**$0.46**	$0.56
Net asset backing per ordinary share	**$1.94**	$1.99

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Full Year Results Presentation"

Released: 25 August 2009

Pages: 27
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

Foster's Group 2009 Full Year Results

25 August 2009

FOSTER'S GROUP

OUTLOOK STATEMENT DISCLAIMER

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

FOSTER'S GROUP

Ian Johnston
Chief Executive Officer

FY 09 RESULT HIGHLIGHTS

Business in good shape now and better to come

Business strength →
- CUB excellent result with outstanding cash flow
- Wine strategic review implementation on-track
- Strong balance sheet

Transformation momentum →
- New management team in place
- New operating structure
- Good progress on strategic imperatives

Brand portfolio →
- Improvements in brand equity
- Strong innovation pipeline
- Increasing investment

FOSTER'S GROUP

FY 09 RESULT SUMMARY

Volume	-2.0%	Net sales revenue	+2.7%
EBITS	+2.3%	EBITS margin	25.9%
Net profit[1]	+4.0%	Earnings per share[1]	+4.6%
Cash flow after dividends	$308.9m	Final dividend per share	15.25 cents

Unless otherwise stated, all figures are continuing business before significant items and SGARA

1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

AAP BCS

Dependable EBITS growth converted to cash flow

EBITS ($m)

- Leading market position
- Solid and dependable earnings growth


722.1
FY 07
FY 08
FY 09

Cash flow after net capex² ($m)

- High cash conversion
- Net capital expenditure managed tightly but appropriately


807.0
FY 07
FY 08
FY 09

1. *Excluding the impact from Boag's, asset sales and the Australian Logistics Transformation*
2. *Operating cash flow pre interest and tax less net capex*

FOSTER'S GROUP

GLOBAL WINE

Strong cash generation in difficult international environment

EBITS ($m)

- FY 08 - currency & customer inventory reductions
- FY 09 - customer inventory reductions, economic environment & one-time items



382.7
FY 06
FY 07
FY 08
FY 09

Cash flow after net capex[1] ($m)

- Strong cash conversion driven by focus on working capital
- Sustainable reduction in working capital intensity



390.9
351.7
463.4
FY 06
FY 07
FY 08
FY 09

1. *Operating cash flow pre interest and tax, less net capex*

FOSTER'S GROUP

TRANSFORMATION AGENDA

Capability → Efficiency → Growth

	Capability	Efficiency	Growth
Complete	▪ Operational leadership ▪ Incentive structures	▪ Operational structure	▪ Australian route to market ▪ Nordics route to market
On track	▪ High performance culture ▪ Succession planning ▪ Talent development	▪ $100m cost savings ▪ Information technology ▪ Pricing and promotional effectiveness ▪ Wine production ▪ Vineyards	▪ US distributor strategy ▪ Channel strategy ▪ Sales excellence ▪ Innovation pipeline ▪ Portfolio shaping

FOSTER'S GROUP

BUILDING BUSINESS CAPABILITY

Renewed operational leadership team and culture



Stephen Brauer
MD Americas



David Dearie
MD Australasian Wine



Peter Jackson
MD EMEA



Alex Stevens
MD Carlton & United Breweries


threeAs

Accountable. Adaptable. Aggressive.

FOSTER'S GROUP

DRIVING EFFICIENCY

Putting in place the right structure and infrastructure

Operational Structure	▪ End to end businesses re-established ▪ Increased transparency and accountability ▪ Reduced complexity
Information Technology	▪ Progress towards fiscal 2011 completion date ▪ Enterprise Resource Planning implementation ▪ Process redesign and simplification
Wine Production	▪ Australian packaging network efficiencies ▪ St Helena winery reconfiguration proceeding to plan ▪ Central Coast wine making consolidated to Paso Robles
Vineyards	▪ Expressions of interest process completed ▪ Tender process underway

FOSTER'S GROUP

DRIVING EFFICIENCY

On track to deliver $100 million cost savings in 2011

Overheads
- Process simplification and elimination of low value activities
- Corporate and regional overhead reductions
- Restructuring of Australian marketing and sales support activities

Manufacturing
- Continuous improvement program
- Adoption of best management practices

Procurement
- Strategic partnerships that leverage Foster's global scale
- Partnerships established in:
  - Information Technology
  - Human Resources
- Review program for all key suppliers

INVESTING FOR GROWTH
AUSTRALIA ROUTE TO MARKET

Building sales capability and creating competitive advantage

Sales structure
- Focused on one product stream
- Focused on key strategic objectives
- Disciplined call cycles
- Fewer objectives in each sales call


Marketing & Sales support
Sales
56%
44%
70%
30%
Old Structure
New Structure

Sales Coverage
- Significant increase in gross sales revenue coverage:
  - 32.6 percentage point increase in wine
  - 20.0 percentage point increase in beer


Increase in sales coverage
(percentage points)
32.6
20.0
Wine
Beer

INVESTING FOR GROWTH
AUSTRALIA BEER

Building sales capability and investing in our brands

- Investing in sales excellence
- Build customer relationships to enhance return from investment

- Carlton success
- Pure Blonde growth
- Renewed focus on VB
- Strong innovation program


CARLTON DRAUGHT
BLONDE
CARLTON DRY
PURE BLONDE
NAKED
VB
FAT YAK

INVESTING FOR GROWTH
AUSTRALIA WINE

Building sales capability and getting the portfolio right

- Building wine capability:
  - Wine knowledge and sales excellence
  - On-premise excellence
- Robust but simple channel model based on customer and consumer preferences

- Focused innovation program:
  - Yellowglen Leila
  - Creating new market opportunities under Rosemount, Lindemans and Wolf Blass
  - Strong on-premise pipeline
- Tail brand rationalisation underway


Leila
NEW
VERAE
PINOT GRIGIO

INVESTING FOR GROWTH AMERICAS

Building capability and getting the focus right

- *New Managing Director attracting first class team:*
  - Marketing Vice President appointed
  - New Sales Vice President appointed
- Focus on distributor relationships and *management of route to market*
- *Sales excellence programs:*
  - Re-engineer sales processes
  - Focusing on volume plus value and margin
- Innovation focus moving to higher price points


BERINGER
BERINGER
BERINGER
BERINGER
CHATEAU ST JEAN
Nº 8
Etude
Penfolds
BIN 128

INVESTING IN GROWTH EMEA

More focus on more profitable markets

- Nordics direct distribution:
  - Margin benefit in fiscal 2010 onwards
  - Greater control of results
- Successful distribution partnership in Middle East
- Diversification of portfolio:
  - Country of origin (South Africa, Chile, Italy)
  - Light and refreshing


ROSEMOUNT
GABBIANO
CHIANTI

INVESTING IN GROWTH ASIA

Increased focus on growth potential

- Increased investment in market
- Leadership based in Singapore

- Marquee brands:
  - Penfolds
  - Wolf Blass
- Targeted innovation


Penfolds
BIN 389
Penfolds
BIN 407
BERINGER

Angus McKay

Chief Financial Officer

LINDEMANS CASCADE PURE BLONDE WOLF BLASS VB BERINGER CARLTON DRAUGHT Penfolds Crown

RESULT SUMMARY

Group
- Earnings growth
- Outstanding cash generation
- Increased dividend

Beer
- Strong performance
- Volume, price, mix and efficiency initiative benefits
- Margin expansion

Wine
- Recessionary market conditions, one-offs and customer inventory reduction
- Strong cash flow and sustainable working capital reduction
- Good progress on wine strategic review implementation

Balance Sheet
- Strong interest cover
- Average debt maturity maintained
- Strong liquidity

FOSTER'S GROUP

KEY FINANCIALS

	FY 09 $m	Reported Currency Change %	Constant Currency Change %
Volume (million 9L cases)	153.0	-2.0	-2.0
Net sales revenue	4,491.1	+2.7	-1.6
EBITS	1,165.0	+2.3	-2.7
Net interest expense	(146.6)	+1.3	-19.2
Tax expense	(266.6)	-4.5	-6.7
Net profit after tax[1]	741.5	+4.0	+1.7
Earnings per share[1]	38.5¢	+4.6	+2.4
Weighted average number of shares	1,925.2m	-0.7	-0.7

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

KEY FINANCIALS
SIGNIFICANT ITEMS

	Total $m
Assets Held for Sale	190.4
Inventory	72.7
Property, Plant & Equipment	13.0
Provisions	102.7
Brand Names	2.3
Other	16.5
Significant items pre tax (loss)	**397.6**
Tax benefit	110.4
Significant items post tax (loss)	**287.2**

FOSTER'S GROUP

COST SAVING INITIATIVES

Progress towards $100 million cost savings in FY 11

FY 09
- $21 million of efficiency benefits realised
- Net reduction of 301 roles
  - Corporate overheads
  - Business overheads
- Restructured marketing and sales support functions

FY 10
- Further overhead efficiency initiatives
  - Common global information technology systems
  - Expanded shared services
- Procurement benefits
- Manufacturing benefits

FY 11
- Full realisation of $100 million cost savings

FOSTER'S GROUP

AAP BCS KEY FINANCIALS

Beer volume, price and mix contribute to EBITS growth

	Reported[1]	Constant[1]
Volume	+1.0%	+1.0%
NSR	+4.2%	+4.2%
EBITS	+4.8%	+9.6%



AAP BCS Net Sales Revenue
$bn
2.4
2.3
2.2
2.1
FY 08
Beer Volume
Beer Price / Mix
Cider / Spirits / RTDs
FY 09

- AAP beer:
  - Volume up 1.8%[1]
  - Net sales revenue up 5.3%[1]
  - Net sales revenue per case up 3.3%[1]
- Strong cider growth - volume up 17.4%; net sales revenue up 23.3%
- Spirits & RTDs declined post excise increase
- Constant currency AAP BCS EBITS up 9.6%[1]:
  - Efficiency benefits in second half
- Constant currency AAP BCS mix adjusted unit cost of sales:
  - Fiscal 2009 up 4.9%; higher malt and hops
  - Fiscal 2010 expect 4 to 5% increases; higher glass costs

1. Excluding Boag's, asset sale profits and Australian Logistics Transformation costs

FOSTER'S GROUP

AUSTRALIA BEER KEY FINANCIALS

Strong growth in key categories of beer in Australia

	Reported[1]
Volume	+2.3%
NSR	+5.5%
NSR / Case	+3.0%



Australia Beer Net Sales Revenue
FY 08
Regular
Premium
Mid strength
Light
FY 09

- Australian beer category - volume growth; positive price and mix trends
- Foster's beer volume in Australia up 2.3%:
  - Category growth
  - Innovation program
- Net sales revenue up 5.5%:
  - Regular - volume, price and mix benefit
  - Premium - volume and mix benefit
  - Reduction in customer delivery charges offset by costs
- Net sales revenue per case up 3.0%:
  - Price increases
  - Normalisation of promotional activity
  - Positive mix
  - Strong contribution from innovation

1. Excluding Boag's

FOSTER'S GROUP

GLOBAL WINE
KEY FINANCIALS

Volume and price impacted by global recession

	Reported	Constant
Volume	-5.3%	-5.3%
NSR	+2.8%	-5.8%
EBITS	-7.3%	-24.5%



- Recessionary economic conditions in key international markets
- Fiscal 2009 volume impacted by:
  - 1.1m cases customer inventory reductions
  - 0.6m cases Nordic route to market change
  - 0.4m cases relating to UK in-market bottling
- Net sales revenue per case up 8.6%:
  - Currency benefit
  - Beringer California Collection pricing
  - Favourable mix & selective pricing in Australia.
  - Unfavourable price & mix trends outside Australia
  - $17.7 million prior year accrual adjustment
- EBITS down 7.3% with currency benefit offset by:
  - Volume, net unfavourable price & mix trends
  - Cost of sales increases
  - $16.9m Nordics route to market initiative
  - $17.7m Americas accrual adjustment

FOSTER'S GROUP

GLOBAL WINE
EBITS

Currency benefit offset by one-offs, mix shift and cost of sales



EBITS ($m)
500
450
400
350
300
250
200
FY 08
Currency
FY 08 at Constant
Nordics
Americas Rebates
EMEA[1] Volume
Volume / Price / Mix
Cost of Sales
A&P and Overheads
FY 09

1. Impact of UK in market bottling and customer inventory reductions

FOSTER'S GROUP

AAP WINE KEY FINANCIALS

Bottled wine growth in Australia

	Reported	Constant
Volume	-7.5%	-7.5%
NSR	-0.9%	-0.4%
EBITS	-5.4%	-3.7%



AAP Wine Volume
9L cases (m)
11.0
10.6
10.2
9.8
9.4
9.0
FY 08 Volume
Australia Bottled Wine
Australia Cask
Asia Pacific
FY 09 Volume

- Solid growth in bottled wine in Australia:
  - Volume up 1.0%
  - Net sales revenue up 2.1%
- Exit from Australian cask category completed
- Constant currency Australia EBITS down 2.3%:
  - Favourable mix and selective pricing
  - Cost of sales increases
  - Advertising and promotion investment
- Recessionary conditions in Asia Pacific:
  - Volume down 7.7%
  - Constant currency net sales revenue down 3.6%
- Constant currency Asia Pacific EBITS down 9.1%:
  - Negative mix in Asia Pacific
  - Cost of sales increases

FOSTER'S GROUP

AMERICAS WINE VOLUME

Customer inventories reduced by 1.8 million cases over 2 years



9L cases (m)
20
19
18
17
16
15
FY 08 Shipments
FY 08 Customer Inventory Reduction
FY 08 Depletions
Beringer White Zinfandel
Imports
Californian ex White Zinfandel
Canada
FY 09 Depletions
FY 09 Customer Inventory Reduction
FY 09 Shipments

FOSTER'S GROUP

AMERICAS WINE KEY FINANCIALS

Recessionary economic conditions impacted Americas business

	Reported	Constant
Volume	-0.6%	-0.6%
NSR	+11.7%	-5.7%
EBITS	+8.7%	-31.7%


9L cases (m)
US Depletions
17.0
16.5
16.0
15.5
15.0
FY 08 Depletions
Beringer White Zinfandel
Imports
Californian ex White Zinfandel
FY 09 Depletions

- Significant impact from recession:
  - Consumer trade down, on-premise decline
  - Depletions 0.9m cases above shipments
- Shipments down 0.6%:
  - US shipments up 0.7%
  - Canadian shipments down 10.0%
- Constant currency net sales revenue per case down 5.1%:
  - Beringer California Collection pricing benefit
  - Unfavourable mix & promotion activity
- Constant currency EBITS impacted by:
  - Volume
  - Unfavourable mix and promotional activity
  - $17.7 million one-time accrual adjustment
  - Higher cost of sales for Californian and Australian sourced wine

FOSTER'S GROUP

EMEA WINE KEY FINANCIALS

Nordics direct distribution capability successfully established

	Reported	Constant
Volume	-11.6%	-11.6%
NSR	-11.6%	-14.4%
EBITS	-41.7%	-45.6%


9L cases (m)
EMEA Volume
10.5
10.0
9.5
9.0
8.5
8.0
FY 08 Volume
Nordics Disruption
In Market Bottling
Customer Inventory Reduction
Underlying Volume
FY 09 Volume

- Significant impact from recession:
  - Consumer trade down, on-premise decline
  - Severe recession in UK and Ireland
- Nordic route to market initiative:
  - Increased margin pool
  - Negative 0.6m cases and $16.9m EBITS impact in fiscal 2009
- UK in-market bottling:
  - Sustainable cost reduction
  - Negative 0.4m case impact in fiscal 2009
- 0.2m case Continental Europe customer inventory reduction
- Unfavourable product and market mix
- EBITS decline impacted by:
  - Volume
  - Unfavourable mix
  - Cost of sales increases

FOSTER'S GROUP

GLOBAL WINE COST OF SALES

Fiscal 2010 cost of sales expected to be similar to fiscal 2009

Cost of Sales

- Fiscal 2009 constant currency mix adjusted cost of sales up approximately 5%:
  - Higher vintage costs in Australia and California
  - Higher glass costs in California
- Fiscal 2010 constant currency mix adjusted unit cost of sales expected to be similar to fiscal 2009:
  - Modest decreases in Australia
  - Higher costs in California

Vintage Update

- 2009 Australian industry vintage:
  - 6% below prior year[1]
  - Extreme weather conditions impacted yields
  - Wine grape prices below prior year
- 2009 Californian vintage expected to be similar or slightly higher than prior year

1. *Australian Wine and Brandy Corporation*

FOSTER'S GROUP

CURRENCY SENSITIVITIES

	Selected Currency			Wine EBITS $m	Group Profit Before Tax $m
Impact of FX on FY 09	**Average**	**FY 08**	**FY 09**		
	AUD/USD	89.60	75.04	80.3	17.8
	AUD/GBP	44.73	46.23	(1.6)	(1.5)
	Other			12.4	5.9
	Total			**91.0**	**22.3**
Indicative Sensitivities		**FY 09**	**Sensitivity**		
	AUD/USD	75.04	1¢ change	6.3	3.6
	AUD/GBP	46.23	1p change	6.2	6.7

FOSTER'S GROUP

CASH FLOW

Cash flow remains outstanding

BCS Cash Conversion[1] (%)

- In-line with long term 95 to 100% range



100.7
100.4
FY 06
FY 07
FY 08
FY 09

Wine Cash Conversion[1] (%)

- Sustainable reduction in wine working capital intensity
- Targeting 2010 cash conversion above 90%



103.6
82.1
FY 06
FY 07
FY 08
FY 09

1. *Cash Conversion is defined as Continuing business OCFPIT divided by EBITDAS*

FOSTER'S GROUP

CASH FLOW AND NET DEBT



$m
3,000
2,500
2,000
1,500
1,000
500
2,402.7
1,370.7
Operating cash flow after dividends $308.9m
155.0
250.9
180.9
475.0
29.9
72.0
2.5
9.1
404.1
2,611.4
OCFPIT
Net Interest
Tax
Net Capex
Net Dividends
Net Acquisitions & Loans
Significant Items
Share Purchases
Disputed Tax Payment
Non-cash Items

FOSTER'S GROUP

CAPITAL STRUCTURE AND DEBT PROFILE

Robust and stable balance sheet

Interest Cover[1]

- Interest cover 7.9x, gearing 69.5%
- BBB/Baa2 (Stable Outlook) credit rating
- Debt portfolio 60% fixed, 40% floating rates
- Gross debt weighted average maturity 7.4 years



times
8
7
6
5
4
4.6
6.1
7.9
7.9
FY 06
FY 07
FY 08
FY 09

Debt Maturity

- $1.6 billion of committed undrawn bank facilities
- $133 million of cash
- $372.5 million debt repayable within 12 months
- US$500 million 3 year syndicated debt facility[2]



$m
2,500
2,000
1,500
1,000
500
0
FY 10
FY 11
FY 12
Beyond FY 12

1. *Pre significant items*
2. *Facility commenced in August 2009*

FOSTER'S GROUP

Ian Johnston

Chief Executive Officer



LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
BERINGER
CARLTON DRAUGHT
Penfolds
Crown

TRANSFORMATION FOCUS FY 10

Capability → Efficiency → Growth

Capability

- High performance culture
- Succession planning
- Talent development

Efficiency

- $100m cost savings
- Information technology
- Pricing and promotional effectiveness
- Wine production
- Vineyards

Growth

- US distributor strategy
- Channel strategy
- Sales excellence
- Innovation pipeline
- Portfolio shaping

FOSTER'S GROUP

Supplementary Information

FOSTER'S GROUP

CONTINUING BUSINESS RESULT

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
Volume[1]	84.3	71.8	156.1	81.9	71.1	153.0
NSR	2,356.3	2,016.4	4,372.7	2,407.6	2,083.5	4,491.1
EBITDAS	711.8	594.7	1,306.5	748.4	596.8	1,345.2
EBITAS	636.1	505.8	1,141.9	664.7	502.4	1,167.1
EBITS	634.6	504.3	1,138.9	663.2	501.8	1,165.0
EBIT	638.7	502.1	1,140.8	663.5	479.6	1,143.1
Net Profit *(pre-Significant Items)*	**398.7**	**318.1**	**716.8**	**414.0**	**315.9**	**729.9**

Continuing business before significant items
(1) 9L cases millions

FOSTER'S GROUP

EPS RECONCILIATION

	FY 08 $m	EPS ¢s	FY 09 $m	EPS ¢s
Net profit after tax (before significant items and SGARA)	713.2	36.8	741.5	38.5
Significant Items after tax[1] Profit / (Loss)	(602.9)		(287.2)	
SGARA after tax	1.4		(16.0)	
Net profit after tax	111.7	5.8	438.3	22.8
Diluted Weighted Average Shares	1,938.3		1,925.2	

(1) Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

FOSTER'S GROUP

CASH FLOW CONTINUING BUSINESS

	FY 08 $m	FY 09 $m	Change
Continuing business OCFPIT, before Significant Items	1,217.4	1,370.7	
Less: Significant Items	7.3	72.0	
Discontinued Operations	(5.8)	-	
Reported OCFPIT[1]	1,215.9	1,298.7	
EBITDAS	1,306.5	1,345.2	3.0%
OCFPIT	1,217.4	1,370.7	12.6%
Cash Conversion	93.2	101.9	8.7 pts

[1] Statutory Operating Cash Flow pre Interest, Tax & Dividends

FOSTER'S GROUP

CONTINUING BUSINESS FREE CASH FLOW PRE SIGNIFICANT ITEMS

	FY 08 $m	FY 09 $m
EBITDAS	1,306.5	1,345.2
Working Capital	(64.2)	76.4
Other Items	(24.9)	(50.9)
Continuing OCFPIT before Significants	1,217.4	1,370.7
Dividends Received	-	1.2
Net Interest Paid	(153.2)	(155.0)
Tax Paid	(147.0)	(250.9)
Continuing Net Operating Cash Flows before Significants	917.2	966.0
Net Capex	(52.0)	(180.9)
Dividends Paid[1]	(431.3)	(476.2)
Free Cash Flow after Dividends	433.9	308.9

[1] Excludes the dividend component of the off-market share buy-back completed on 15 October 2007

FOSTER'S GROUP

AUSTRALIA, ASIA AND PACIFIC

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
BCS Volume	59.8	51.1	110.9	59.0	51.6	110.6
Wine Volume	5.8	4.9	10.7	5.7	4.2	9.9
Total Volume(1)	65.6	56.0	121.6	64.7	55.8	120.5
BCS NSR	1,217.1	1,050.7	2,267.8	1,232.4	1,092.0	2,324.4
Wine NSR	345.5	330.7	676.2	354.0	316.2	670.2
Total NSR	1,562.6	1,381.4	2,944.0	1,586.4	1,408.2	2,994.6
BCS EBITS	433.4	346.8	780.2	425.9	377.3	803.2
Wine EBITS	82.1	86.1	168.2	77.7	81.5	159.2
Total EBITS	515.5	432.9	948.4	503.6	458.8	962.4
EBIT	520.2	429.7	949.9	504.1	436.1	940.2

(1) 9L cases millions

FOSTER'S GROUP

AMERICAS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
BCS Volume	2.6	2.7	5.3	2.3	2.3	4.6
Wine Volume	10.2	7.8	18.0	9.5	8.4	17.9
Total Volume(1)	12.8	10.5	23.3	11.8	10.7	22.5
BCS NSR	3.0	3.3	6.3	2.8	3.1	5.9
Wine NSR	551.6	426.7	978.3	583.9	509.3	1,093.2
Total NSR	554.6	430.0	984.6	586.7	512.4	1,099.1
BCS EBITS	1.4	2.8	4.2	2.1	4.5	6.6
Wine EBITS	96.9	49.7	146.6	115.2	44.1	159.3
Total EBITS	98.3	52.5	150.8	117.3	48.6	165.9
EBIT	97.7	53.5	151.2	117.1	66.8	166.2

(1) 9L cases millions

FOSTER'S GROUP

EUROPE, MIDDLE EAST AND AFRICA

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
BCS Volume	0.6	0.7	1.3	0.7	0.7	1.4
Wine Volume	5.2	4.8	10.0	4.7	4.1	8.8
Total Volume(1)	5.8	5.5	11.3	5.4	4.8	10.2
BCS NSR	6.9	5.6	12.5	8.3	7.5	15.8
Wine NSR	232.2	199.4	431.6	226.2	155.4	381.6
Total NSR	239.1	205.0	444.1	234.5	162.9	397.4
BCS EBITS	4.2	5.2	9.4	8.3	7.4	15.7
Wine EBITS	40.9	37.0	77.9	50.4	(5.0)	45.4
Total EBITS	45.1	42.2	87.3	58.7	2.4	61.1
EBIT	45.1	42.2	87.3	58.7	2.4	61.1

(1) 9L cases millions

FOSTER'S GROUP

GLOBAL WINE

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
Volume(1)	21.2	17.5	38.7	19.9	16.7	36.6
NSR	1,129.3	956.8	2,086.1	1,164.1	980.9	2,145.0
EBITDAS	266.5	221.3	487.8	295.8	173.3	469.1
EBITAS	221.3	174.1	395.4	244.7	121.0	365.7
EBITS	219.9	172.8	392.7	243.3	120.6	363.9
EBIT	224.0	170.6	394.6	243.6	98.4	342.0
Capex	20.1	59.3	79.4	25.4	68.8	94.2

(1) 9L cases millions

FOSTER'S GROUP

GLOBAL BCS

	1H 08 $m	2H 08 $m	FY 08 $m	1H 09 $m	2H 09 $m	FY 09 $m
Volume(1)	63.1	54.4	117.5	62.0	54.5	116.5
NSR	1,227.0	1,059.6	2,286.6	1,243.5	1,102.6	2,346.1
EBITDAS	466.2	392.0	858.2	465.5	428.0	893.5
EBITAS	439.1	355.0	794.1	436.4	389.4	825.8
EBITS	439.0	354.8	793.8	436.3	389.2	825.5
EBIT	439.0	354.8	793.8	436.3	389.2	825.5
Capex	24.7	24.0	48.7	20.2	37.0	57.2

(1) 9L cases millions

FOSTER'S GROUP

AAP BCS UNDERLYING

Reported currency	FY 08 $m	Boags	Asset Sale Profits	ALT[1]	Underlying FY 08 $m	FY 09 $m	% change	Underlying % change
Volume[2]	110.9	(1.5)			109.4	110.6	-0.3	+1.0
NSR	2,267.8	(37.1)			2,230.7	2,324.5	+2.5	+4.2
EBITS	780.2	(8.7)	(26.8)	21.4	766.1	803.2	+2.9	+4.8

Constant currency	FY 08 $m	Boags	Asset Sale Profits	ALT[1]	Underlying FY 08 $m	FY 09 $m	% change	Underlying % change
Volume[2]	110.9	(1.5)			109.4	110.6	-0.3	+1.0
NSR	2,267.2	(37.1)			2,230.1	2,324.5	+2.5	+4.2
EBITS	746.7	(8.7)	(26.8)	21.4	732.6	803.2	+7.6	+9.6

[1] Australian Logistics Transformation
[2] 9L cases millions

FOSTER'S GROUP

DEBT SUMMARY

		FY 08 $m	FY 09 $m
Gross Debt	Gross Borrowings	2,584.5	2,764.6
	Debt Issuance Costs	(21.2)	(19.7)
	Fair Value Adjustment to Fixed Debt	66.1	128.6
	Borrowings per Balance Sheet	2,629.4	2,873.5
Net Debt	Cash	(160.9)	(133.0)
	Fair Value of Fixed Rate Debt Hedges	(65.8)	(129.1)
	Net Debt	2,402.7	2,611.4
Debt Portfolio	AUD (A$)	301.1	305.0
	USD (US$)	2,020.5	1,934.8
	GBP (GBP)	80.0	35.0
	Other (A$)	16.4	-
	% Fixed – Gross Borrowings	52%	60%
	Weighted average maturity of gross debt	7.7 yrs	7.4 yrs

FOSTER'S GROUP

CAPITAL STRUCTURE

Gearing



140 %
120
100
80
60
40
20
0
117
78
64
55
63
62
76
70
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09

Group Interest Cover (1)



9 x
8
7
6
5
4
3
2
1
0
4.6
4.6
6.0
6.2
7.8
7.9
7.9
7.9
1H 06
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09

(1) *EBITS Interest cover, pre significants*

FOSTER'S GROUP

DEFINITIONS

Exchange rate

Average exchange rates used for profit and loss purposes in the 12 months ended 30 June 2009 are: $A1 = $US 0.7504 (2008: $A1 = $US 0.8960), $A1 = GBP 0.4623 (2008: $A1 = GBP 0.4473). Period end exchange rates used for balance sheet items are: $A1 = $US 0.8102 (2008: $A1 = $US 0.9617), $A1 = GBP 0.4890 (2008: $A1 = GBP 0.4822).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

BCS

Beer, Cider, Spirits / Ready To Drink (RTD) category

CUB

Carlton & United Breweries

Discontinued Business

The divestment of Wine Clubs & Services was completed in fiscal 2008. Residual Australian Leisure and Hospitality property settlement profits disclosed in Corporate in fiscal 2009.

Significant Items

Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

EBIT

Continuing business earnings before interest, tax and significant items.

EBITS

Continuing business earnings before interest, tax, significant items and SGARA.

EBITDAS

Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCFPIT

Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian accounting standard AASB141 "Agriculture".

FOSTER'S GROUP


FOSTER'S
GROUP